NKGEN BIOTECH, INC.
3001 Daimler Street
Santa Ana, CA 92705

VIA EDGAR

November 29, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Tyler Howes

Jason Drory

Re:         NKGen Biotech, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 19, 2023

File No. 333-275094

Ladies and Gentlemen:

This letter sets forth the responses of NKGen Biotech, Inc. (the “Registrant”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter, dated November 2, 2023 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 filed with the Commission by the Registrant on October 19, 2023 (the “Registration Statement”).

For your convenience, each comment of the Staff from the Comment Letter has been set forth in bold and italics below and the Registrant’s comments have been provided immediately thereafter. Unless otherwise indicated, capitalized terms used herein have the same meanings assigned to them in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and the Registrant is concurrently filing Amendment No. 1 with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Registrant’s responses correspond to page numbers in Amendment No. 1.

Securities and Exchange Commission

November 29, 2023

Registration Statement on Form S-1 filed October 19, 2023

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

RESPONSE: In response to the Staff’s comment, the Registrant has revised the disclosure on the cover page of Amendment No. 1 to disclose the purchase price of the securities being registered for resale.

2.	Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

RESPONSE: In response to the Staff’s comment, the Registrant has revised the disclosure on the cover page of Amendment No. 1 to disclose the exercise prices of the warrants and the conversion price of the senior convertible notes. The Registrant respectfully advises the Staff that it has previously disclosed the likelihood that warrant holder will not exercise their warrants if the warrants are out of the money and/or the dependence on the stock price on the cover page, the Offering, Risk Factors and Use of Proceeds sections. In response to the Staff’s comment, the Registrant has further added and expanded such disclosure to more fully discuss such risks relating to the warrants, as well as an updated discussion regarding the Registrant’s liquidity and ability to fund its operations on a prospective basis, on the cover page, pages 2, 5, 8, 9, 57, 63 and 67 of Amendment No. 1.

Prospectus Summary, page 1

3.	Consistent with your risk factor disclosure on page 6, please revise your Prospectus Summary to include a prominent discussion regarding your current liquidity position.

RESPONSE: In response to the Staff’s comment, the Registrant has added a prominent discussion regarding its liquidity position under the heading “Liquidity” in the section titled Prospectus Summary on page 2 of Amendment No. 1.

Securities and Exchange Commission

November 29, 2023

Risk Factors

Risks Related to Our Business and Industry

We do not currently have sufficient funds to service our operations and expenses and other liquidity needs..., page 6

4.	We note your disclosure that you settled $14.6 million of transaction expenses and deferred underwriting fees at the closing of your business combination. In addition, we note your disclosure that you "have substantial transaction expenses accrued and unpaid subsequent to the closing." Given your disclosure that you "may have to liquidate... and/or seek protection under Chapters 7 or 11 of the United States Bankruptcy Code," please revise your disclosure to quantify the substantial transaction expenses accrued and unpaid.

RESPONSE: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 8 and 9 of Amendment No. 1.

The shares of common stock being offered in this prospectus represent a substantial percentage..., page 50

5.	Please revise this risk factor to disclose the purchase price of the securities being registered for resale.

RESPONSE: In response to the Staff’s comment, the Registrant has revised the disclosure on page 56 of Amendment No. 1 to disclose the purchase prices of the securities being registered for resale.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 59

6.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

RESPONSE: In response to the Staff’s comment, the Registrant has revised disclosure on pages 78 and 79 of Amendment No. 1 to expand the discussion on its liquidity position and capital resources, including the anticipated impact of this offering on its ability to raise additional capital in the future.

Securities and Exchange Commission

November 29, 2023

7.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

RESPONSE: In response to the Staff’s comment, the Registrant has revised and expanded disclosure on page 78 and 79 of Amendment No. 1 to disclose that the sale or possibility of sale of our common stock could have the effect of increasing the volatility of the market price of our common stock or result in a significant decline in the market price of our common stock.

8.	We note that your forward purchase agreements with certain investors provide those investors with certain optional early termination rights after the closing date of the business combination. In addition, we note your disclosure on page 188 that "[s]hould [your] share price decline, [you] could receive less cash from escrow than the Prepayment Amount." Please revise to discuss the risks that these agreements may pose to other holders if the investors exercise these rights or otherwise advise.

RESPONSE: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 57, 58, 81 and 82 of Amendment No. 1.

General

9.	Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while these selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.

Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

RESPONSE: The Registrant acknowledges the Staff’s comments and respectfully advises the Staff that certain disclosure regarding the potential difference in profit for the selling securityholders and the public securityholders has been previously disclosed. In response to the Staff’s comment, the Registrant has further revised and expanded the disclosure on the cover page, pages 6, 63 and 67 of the Amendment No. 1 to disclose and discuss the relevant facts and risks, including the risk factor on pages 56 and 57 of the Amendment No. 1.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions related to this letter, please contact Ken Rollins at (858) 550-6136.

Securities and Exchange Commission

November 29, 2023

Sincerely,
NKGEN BIOTECH, INC.

/s/ Paul Y. Song
Name:	Paul Y. Song
Title:	Chief Executive Officer

cc:          Paul Y. Song, NKGen Biotech, Inc.

Pierre Gagnon, NKGen Biotech, Inc.

Ken Rollins, Cooley LLP

5